JOHN T. BRADLEY 949.622.2742 telephone 949.622.2739 facsimile john.bradley@troutmansanders.com	TROUTMAN SANDERS LLP Attorneys at Law 5 Park Plaza, Suite 1400 Irvine, CA 92614-2545 949.622.2700 telephone troutmansanders.com

March 15, 2013

VIA FEDEX AND

EDGAR CORRESPONDENCE

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	SQN AIF IV, L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed December 5, 2012 File No. 333-184550

Dear Ms. Long:

This letter responds to the comments of your letter dated December 20, 2012 relating to SQN AIF IV, L.P. (the “Company”), a copy of which letter is enclosed for your convenience.

The enclosed clean and marked-to-show-changes copies of Amendment No. 2 to the Company’s Registration Statement on Form S-1, Reg. No. 333-184550 (the “Registration Statement”) contain revisions that are directly in response to your comments, as well as certain comments from the Financial Industry Regulatory Authority (“FINRA”). We have reproduced below in bold font each of your comments set forth in your letter of December 20, 2012, together with the Company’s responses in regular font immediately following each reproduced comment. The Company’s responses in this letter correspond to the numbers you placed adjacent to your comments in your letter of December 20, 2012. We have indicated below whether the comment has been responded to in the Registration Statement or the reasons why the Company believes a response is either inapplicable or inappropriate. The page numbers referenced below correspond to the marked version of the Registration Statement enclosed herewith.

ATLANTA      BEIJING      CHICAGO      HONG KONG      NEW YORK      NORFOLK      ORANGE COUNTY      PORTLAND
RALEIGH      RICHMOND      SAN DIEGO      SHANGHAI      TYSONS CORNER      VIRGINIA BEACH      WASHINGTON, DC

Ms. Pamela Long
Securities and Exchange Commission
March 15, 2013

Principal Investment Strategies, page 49

1.

Please clarify how much of the investment strategy will be geared towards investments in financings and how much will constitute investments in physical assets.

The Company has included additional disclosure in the Investment Objectives and Strategies section under the Principal Investment Strategies heading on page 52 of the Registration Statement to clarify how much of its investment strategy will be geared toward investments in financings and how much will constitute investments in physical assets.

Legal Opinion, Exhibit 5.1

2.

Please have counsel delete the phrase in the last sentence of the legal opinion beginning “or furnished or quoted . . .” Investors should be able to rely on the opinion.

Legal counsel has deleted the phrase beginning “or furnished or quoted . . .” in the last sentence of the legal opinion filed as Exhibit 5.1 to the Registration Statement and has filed its updated legal opinion as Exhibit 5.1 to the Registration Statement.

We trust that the foregoing is responsive to your comments in your letter of comments dated December 20, 2012. If you have any questions, please call me at (949) 622-2742 or my associate Rushika Kumararatne, Esq. at (949) 622-2751.

Sincerely yours,

/s/ John T. Bradley

John T. Bradley

cc:

Sherry Haywood, Esq.

Jeremiah J. Silkowski (via email w/o encl.)

John J. Leonti, Esq. (via email w/o encl.)

Rushika Kumararatne, Esq. (via email w/o encl.)